UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-43345

CUSIP Number: 05338N101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

 Avalanche Treasury Corporation

Full Name of Registrant

N/A

Former Name if Applicable

11 W. 42nd Street, 2nd Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avalanche Treasury Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2026 on or prior to its prescribed due date without unreasonable effort or expense, because it requires additional time to finalize its financial statements to be included in such Form 10-Q. The Company is, and has been, working diligently to complete its Form 10-Q as soon as possible and anticipates that the Form 10-Q will be filed within five (5) calendar days following the prescribed due date in compliance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Sean Ostrower	(332)	240-1155
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

Certain statements included in this Current Report on Form 12b-25, which are not historical facts, are forward-looking statements. Such forward-looking statements speak only as of the date of this Current Report. These forward-looking statements are based on management’s current expectations, assumptions and beliefs regarding future events and are based on currently available information as to the outcome and timing of future events, certain of which are beyond the Company’s control, and actual results may differ materially depending on a variety of important factors. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects disclosed in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. Any or all of these occurrences could cause actual results to differ from those in the forward-looking statements, and the Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Avalanche Treasury Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2026	By:	/s/ Sean Ostrower
Sean Ostrower
Chief Financial Officer

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